This slide is not for distribution in isolation and must be
viewed in conjunction with the accompanying term sheet,
product supplement, underlying supplement, prospectus
supplement and prospectus, which further describe the
terms, conditions and risks associated with the notes.
Capped Contingent Buffered Equity Notes Linked to an
Equally Weighted Basket Consisting of the Financial Select
Sector Index, the Health Care Select Sector Index and the

[GRAPHIC OMITTED]

Consumer Discretionary Select Sector Index due March 15,
2017

The notes are designed for investors who seek capped,
unleveraged exposure to any appreciation of an equally
weighted basket of three indices, up to a maximum return of
15.00% at maturity. Investors should be willing to forgo
interest and dividend payments and, if the Ending Basket
Level is less than the Starting Basket Level by more than
19.50%, be willing to lose some or all of their principal.
The notes are unsecured and unsubordinated obligations of
JPMorgan Chase and Co. Any payment on the notes is subject
to the credit risk of JPMorgan Chase and Co.

Trade Details/Characteristics
Basket:

Maximum Return:

Contingent Buffer Amount
 Basket Return:
Starting Basket Level:
Ending Basket Level:

Payment at Maturity:

Ending Basket Level:
Basket Closing Level:

Pricing Date:
Ending Averaging Dates:

Preliminary Termsheet

The notes are linked to an equally weighted basket
consisting of the Financial Select Sector Index
(Bloomberg ticker: "IXM"),
the Health Care Select Sector Index (Bloomberg ticker:"
IXV") and the Consumer Discretionary Select Sector
Index
(Bloomberg ticker: "IXY") (each, an "Index", and
collectively, the "Indices").
15%. For example, if the Basket Return is equal to or
greater than 15.00%, you will receive the Maximum
Return of 15.00%, which entitles you to the maximum payment
at maturity of $1,150.00 per $1,000
principal amount note that you hold.

19.50%
(Ending Basket Level - Starting Basket Level)/Starting
Basket Level
Set to 100 on the Pricing Date
The arithmetic average of the Basket Closing Levels on the
Ending Averaging Dates

If the Ending Basket Level is greater than the Starting
Basket Level, at maturity you will receive a cash
payment that provides
you with a return per $1,000 principal amount note equal to
the Basket Return, subject to the Maximum
Return. Accordingly,
under these circumstances, your payment at maturity per
$1,000 principal amount note will be calculated as
follows:
$1,000 + ($1,000 [] Basket Return), subject to the Maximum
Return
If the Ending Basket Level is equal to the Starting Basket
Level or if the Ending Basket Level is less than the
Starting Basket Level by up to 19.50%, you will receive the
principal amount of your notes at maturity.
If the Ending Basket Level is less than the Starting Basket
Level by more than 19.50%, you will lose 1% of the
principal amount of your notes for every 1% that the Ending
Basket Level is less than the Starting Basket
Level, and your payment at maturity per $1,000 principal
amount note will be calculated as follows:

$1,000 + ($1,000 [] Basket Return)
If the Ending Basket Level is less than the Starting Basket
Level by more than 19.50%, you will lose more
than 19.50% of your principal amount at maturity and may
lose all of your principal amount at maturity.

The arithmetic average of the Basket Closing Levels on the
Ending Averaging Dates
On any Ending Averaging Date, The Basket Closing Level will
be calculated as follows: 100 x [1 + (IXM
Return x 1/3) + (IXV Return x 1/3) + (IXY Return x 1/3)]

September 4, 2015
March 6, 2017, March 7, 2017, March 8, 2017, March 9, 2017
and March 10, 2017 (the "Final Ending
Averaging Date")
http://www.sec.gov/Archives/edgar/data/19617/00011403611503
4045/formfwp.htm

Please see the term sheet hyperlinked above for additional
information about the notes, including JPMS's estimated
value, which is the estimated value of the notes when the
terms are set.

Risk Considerations
The risks identified below are not exhaustive. Please see
the term sheet hyperlinked above for more information.
[] Your investment in the notes may result in a loss.
[] The appreciation potential of the notes is limited, and
you will not participate in any appreciation in the Basket
above the Maximum Return.
[] Any payment on the notes is subject to the credit risk
of JPMorgan Chase and Co.
[] JPMorgan Chase and Co. and its affiliates play a variety
of roles in connection with the issuance of the notes,
including acting as calculation agent and hedging JPMorgan
Chase and Co.'s obligations under the notes. Their
interests may be adverse to your interests.
[] Lack of liquidity - J.P. Morgan Securities LLC ("JPMS")
intends to offer to purchase the notes in the secondary
market but is not required to do so. Even if there is a
secondary market, it may not provide enough liquidity to
allow you to trade or sell the notes easily.
[] No interest payments.
[] JPMS's estimated value does not represent the future
value of the notes and may differ from others' estimates.
[] JPMS's estimated value will be lower than the issue
price (price to the public) of the notes.
[] JPMS's estimated value is not determined by reference to
credit spreads for our conventional fixed rate debt.
[] The notes are subject to risks associated with the
financial sector, health care sector and consumer
discretionary sector.
[] Correlation or lack of Correlation of the Indexes
comprising the Basket.
[] The Benefit provided by the Contingent Buffer Amount may
terminate on the Final Ending Averaging Date.

SEC Legend: JPMorgan Chase and Co. has filed a registration
statement (including a prospectus) with the SEC for any
offerings to which these materials relate. Before you
invest, you should read the prospectus in that registration
statement and the other documents relating to this offering
that JPMorgan Chase and Co. has filed with the SEC for more
complete information about JPMorgan Chase and Co. and this
offering. You may get these documents without cost by
visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, JPMorgan Chase and Co., any agent or any
dealer participating in the this offering will arrange to
send you the prospectus, the prospectus supplement as well
as any relevant product supplement, underlying supplement
and term sheet if you so request by calling toll-free
866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its
affiliates do not provide tax advice. Accordingly, any
discussion of U.S. tax matters contained herein (including
any attachments) is not intended or written to be used, and
cannot be used, in connection with the promotion, marketing
or recommendation by anyone unaffiliated with JPMorgan
Chase and Co. of any of the matters address herein or for
the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for
each investor, and the financial instruments described
herein may not be suitable for all investors. This
information is not intended to provide and should not be
relied upon as providing accounting, legal, regulatory or
tax advice. Investors should consult with their own
advisors as to these matters.
This material is not a product of J.P. Morgan Research
Departments. Filed pursuant to Rule 433 Registration
Statement No. 333-199966 Dated: September 01,2015

Hypothetical Return for the Notes at Maturity

The above table illustrates the hypothetical total return
and payment at maturity on the notes. The "total return" as
used in this term sheet is the number, expressed as a
percentage, that results from comparing the payment at
maturity per $1,000 principal amount note to $1,000. Each
hypothetical total return or payment at maturity set forth
below reflects the Maximum Return of 15.00% and the
Contingent Buffer Amount of 19.50% . Each hypothetical
total return or payment at maturity set forth below is for
illustrative purposes only and may not be the actual total
return or payment at maturity applicable to a purchaser of
the notes. The numbers appearing in the following table
have been rounded for ease of analysis.